

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2017

Brian B. Yoor
SVP, Finance and Chief Financial Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

> **Re: Abbott Laboratories**
> **Form 8-K filed January 25, 2017**
> **File No. 001-02189**

Dear Mr. Yoor:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K filed January 25, 2017

Exhibit 99.1

1. Please refer to the non-GAAP reconciliations of financial information from continuing operations on pages 14 and 15. For each reconciliation and for each line item (other than intangible amortization), provide us a schedule of the "specified items" showing the amount and description of each specified item.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance